Exhibit (a)(10)

We are sending this email to you because you are eligible to participate in the stock option exchange offer but have not yet returned your letter of transmittal to Howard Kuppler. This is a quick reminder that the stock option exchange offer expires at 11:59 p.m. (CST) Monday, December 10, 2001 (unless we further extend the offer) and that, as stated in the Offer to Exchange, you need to return your Letter of Transmittal to Howard Kuppler by the expiration time whether or not you accept the offer. As stated in the Offer to Exchange, please contact Mike Gardiner or Howard Kuppler if you have any questions.